PE 11/26/2013 DC



Act: 1933



13003747

Section:

Rule: 414

NO ACT

November 26, 2013

Public Availability: 11/26/2013



13003748

Received SEC

NOV 26 2013

Washington, DC 20549

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Gastar Exploration, Inc. and Gastar Exploration USA, Inc.
Incoming letter dated November 26, 2013

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The Division will not recommend enforcement action to the Commission if Gastar Delaware and Gastar USA, in reliance on your opinion of counsel that the Merger is not required to be registered under the Securities Act, effect the Merger without registration under the Securities Act;

- The Merger will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and Gastar USA will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act;

- The Division will not object if Gastar USA, as successor to Gastar Delaware, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Gastar Delaware Registration Statements, provided that Gastar USA adopts the Gastar Delaware Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act;

- The holders of Gastar USA restricted stock may take into account the period that they held Gastar Delaware or Gastar Ltd. restricted stock in determining whether they have complied with the holding period requirements of Rule 144(d)(1)(i);

- Average weekly reported trading volume in Gastar Delaware common stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e); and

- The actions to be taken by Gastar USA to assume the LTIP do not constitute actions that require the disclosure of information required by Item 10 of Schedule 14A.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Matt S. McNair
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 26, 2013

**Mail Stop 4561**

James M. Prince
Vinson & Elkins
1001 Fannin Street, Suite 2500
Houston, TX 77002-6760

**Re: Gastar Exploration, Inc., and Gastar Exploration USA, Inc.**

Dear Mr. Prince:

In regard to your letter of November 26, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Acting Chief Counsel

Vinson&Elkins

James M. Prince jprince@velaw.com
Tel +1.713.758.3710 Fax +1.713.615.5962

Securities Exchange Act of 1934:
Section 12(b)
Schedule 14A

Securities Act of 1933:
Section 2(a)(3)
Rules 144 and 414

November 26, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Gastar Exploration, Inc. and Gastar Exploration USA, Inc.

Ladies and Gentlemen:

We are writing on behalf of Gastar Exploration, Inc., a Delaware corporation ("Gastar"), and its subsidiary Gastar Exploration USA, Inc., a Delaware corporation ("Gastar USA"). On November 14, 2013, Gastar Exploration Ltd., an Alberta corporation continued as a Delaware corporation under the name "Gastar Exploration, Inc." pursuant a plan of arrangement, as amended and restated. References in this letter to "Gastar Delaware" refer to Gastar following the effectiveness of such continuance as a Delaware corporation as described herein; and references to "Gastar Ltd." refer to Gastar prior to the effectiveness of such continuance.

Upon effectiveness of the continuance, the succession of Gastar Delaware to the registration statements of Gastar Ltd. under the Securities Act of 1933, as amended (the "Securities Act"), is being made by the filing of post-effective amendments in reliance on Rule 414 promulgated by the Securities and Exchange Commission (the "Commission"), and the succession of Gastar Delaware to the registration of common stock of Gastar Ltd. under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") was made in reliance on Rule 12g-3 promulgated by the Commission. Appropriate filings have been made with the NYSE MKT LLC and the Commission to evidence Gastar Delaware's status as successor to Gastar Ltd. No advice or concurrence is being sought by this letter with respect to the continuance of Gastar Ltd. as Gastar Delaware.

Gastar Delaware proposes to merge with and into Gastar USA, with Gastar USA surviving (the "Merger"). Upon consummation of the Merger, Gastar Delaware would timely file a current report on Form 8-K describing the Merger. In addition, a Form 25 will be filed to delist the common stock of Gastar Delaware from trading on the NYSE MKT LLC and a Form 15 will be filed to terminate registration of Gastar Delaware's common stock under the Exchange Act.

This letter respectfully requests the advice of the Staff of the Division of Corporation Finance (the "Staff") of the Commission as to whether the Staff would provide its concurrence with the following conclusions, each of which is discussed more fully under the heading "Discussion" below:

1. *The Merger does not involve the offer and sale of a security under Section 2(a)(3) of the Securities Act.* The Staff would not recommend any enforcement action if the Merger were consummated without compliance with the registration requirements under Section 5 of the Securities Act because the Merger does not involve the offer and sale of a security under Section 2(a)(3) of the Securities Act.

2. *Rule 12g-3 and Rule 12b-2.* As the successor registrant to Gastar Delaware following the Merger pursuant to Rule 12g-3 under the Exchange Act, under Rule 12b-2, Gastar USA will be a "successor" to Gastar Delaware and an "accelerated filer" following the Merger.

3. *Rule 414.* As of the completion of the Merger, Gastar USA will constitute a "successor issuer" of Gastar Delaware for the purposes of Rule 414 under the Securities Act and may continue Gastar Delaware's current offerings by filing post-effective amendments to the Gastar Delaware Registration Statements (as defined below) under Rule 414.

4. *Rule 144.* The most recent report or statement published by Gastar Delaware prior to the Merger and the average weekly reported trading volume in Gastar Delaware's common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Gastar USA has complied with the limitation on the amount of Gastar USA common stock that may be sold pursuant to Rule 144(e) under the Securities Act. The time period in which holders of Gastar USA restricted stock previously held Gastar Ltd. or Gastar Delaware restricted stock may also be included for the purpose of determining compliance with the holding period requirement of Rule 144(d)(1)(i).

5. *Item 10 of Schedule 14A.* Actions taken with respect to the assumption by Gastar USA of the obligations of Gastar Delaware, or the prior assumption by Gastar Delaware of the obligations of Gastar Ltd., under the Gastar Exploration Ltd. 2006 Long-Term Stock Incentive Plan, as amended (the "LTIP"), do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of Regulation 14A under the Exchange Act.

**Background**

*Overview*

Gastar Delaware (together with its subsidiaries, including Gastar USA, the "Company") is an independent energy company engaged in the exploration, development and production of natural gas, condensate, oil and natural gas liquids in the U.S. The Company's principal business activities include the identification, acquisition and subsequent exploration and development of natural gas and oil properties with an emphasis on unconventional reserves, such as shale resource plays.

*Gastar Ltd.*

Gastar Ltd. was originally incorporated as CopperQuest Inc. ("CopperQuest") in Ontario, Canada on May 21, 1987. On May 16, 2000, CopperQuest continued from the Province of Ontario into the Province of Alberta to subsist pursuant to the Business Corporations Act (Alberta) (the "ABCA") and changed its name to Gastar Exploration Ltd.

In August 2005, Gastar Ltd. filed a Securities Act registration statement on Form S-1 relating to the offer and sale of its common shares ("Gastar Common Shares") held by or issuable to the selling shareholders listed therein. In December 2005, Gastar Ltd. filed an Exchange Act registration statement on Form 8-A pursuant to which the Gastar Common Shares were registered under Section 12(b) of the Exchange Act. Gastar Ltd. has at all times since 2005 been subject to the reporting obligations of Section 13 of the Exchange Act and, to our knowledge, has made all required filings as of the date hereof.

In May 2011, Gastar Ltd., together with Gastar USA, jointly filed a Securities Act registration statement on Form S-3 relating to the offer and sale from time to time of Gastar USA preferred stock (the "Gastar USA Preferred Stock") and Gastar Ltd's guarantee thereof (the "Gastar S-3"). In June 2009 and June 2012, Gastar Ltd. filed Securities Act registration statements on Form S-8 in connection with the first amendment and second amendment, respectively, to its LTIP (the "Gastar S-8s" and, together with the Gastar S-3, the "Gastar Registration Statements").

On June 20, 2013, Gastar Ltd. commenced a proxy solicitation for its Annual General and Special Meeting of Shareholders, which was held on Thursday, August 1, 2013 (the "Annual Meeting"). As described in the definitive proxy statement filed with the Commission on June 20, 2013, Gastar Ltd. asked its shareholders to, among other things, adopt a special resolution approving a plan of arrangement (the "Arrangement") under Section 193 of the ABCA pursuant to which, among other things, Gastar Ltd. would be continued as if it had been incorporated under the laws of the State of Delaware (the "Delaware Migration").

In addition to shareholder approval, the Arrangement required the approval of the Court of Queen's Bench of Alberta (the "Court"). On June 18, 2013, Gastar Ltd. obtained an interim order from the Court, authorizing the calling and holding of the Annual Meeting and prescribing certain actions to be taken in connection therewith. On August 1, 2013, Gastar Ltd.'s shareholders voted to approve the Arrangement. On August 2, 2013, Gastar Ltd. appeared before the Court and obtained a final order approving the Arrangement (the "Final Order"). The Final Order constitutes the basis for (i) an exemption from the registration and prospectus requirements under Canadian securities laws and (ii) an exemption under Section 3(a)(10) of the Securities Act from the registration requirements of the Securities Act, with respect to the issuance of common stock of Gastar Delaware in exchange for Gastar Common Shares in connection with the Delaware Migration. On September 16, 2013, an amended and restated plan of arrangement was filed with the Court to revise the proposed certificate of incorporation of Gastar Delaware to provide for shares of capital stock with a designated par value, as opposed to no par value, and the Court issued an order approving the change on September 19, 2013. On October 28, 2013, Gastar Ltd. obtained from the Court an order approving an extension of the date by which the Final Order required that the Delaware Migration be completed to December 31, 2013. The Delaware Migration was completed on November 14, 2013. As a result of the Delaware Migration, Gastar is no longer incorporated in Alberta, Canada and Gastar Delaware is duly incorporated in the State of Delaware. In addition, pursuant to Rule 414 of the Securities Act, the Gastar Registration Statements have been amended by post-effective amendment and upon effectiveness of such post-effective amendments will become the registration statements of Gastar Delaware (the "Gastar Delaware Registration Statements"). Appropriate filings have been made with the NYSE MKT LLC and the Commission to evidence Gastar Delaware's status as successor to Gastar Ltd.

*Gastar USA*

Gastar Delaware is a holding company and substantially all of its operations are conducted through, and substantially all of its assets are held by, its primary operating subsidiary, Gastar USA and Gastar USA's wholly-owned subsidiaries. Gastar USA was originally incorporated in the State of Michigan as First Sourcenergy Wyoming, Inc. ("First Source") on April 27, 2000. In January 2006, First Source changed its name to Gastar Exploration USA, Inc. In May 2011, Gastar USA converted into a Delaware corporation. All issued and outstanding shares of Gastar USA's common stock are currently owned by Gastar.

In August 2008, Gastar USA filed a Securities Act registration statement on Form S-4 relating to the exchange of $100.0 million aggregate principal amount of registered senior secured notes due 2012 for a like aggregate principal amount of unregistered senior secured notes due 2012 (the "2012 Notes"). Gastar USA was exempt from separate Exchange Act reporting under Exchange Act Rule 12h-5 because Gastar Ltd. guaranteed the 2012 Notes and it met the requirements of Rule 3-10 of Regulation S-X to present consolidating information in Gastar Ltd.'s consolidated financials.

In May 2011, Gastar USA, together with Gastar Ltd., filed a Securities Act registration statement on Form S-3 relating to the offer and sale from time to time of the Gastar USA Preferred Stock and Gastar Ltd.'s guarantee thereof. In June 2011, Gastar USA filed an Exchange Act registration statement on Form 8-A pursuant to which a first series of Gastar USA Preferred Stock was registered under Section 12(b) of the Exchange Act. Gastar USA has at all times since 2011 been subject to the reporting obligations of Section 13 of the Exchange Act and has filed combined periodic reports with its parent, Gastar, in accordance with Staff guidelines. *See Division of Corporate Finance – Financial Reporting Manual, Topic One, Section 1370: "Combined Periodic Reporting."*

In May 2013, Gastar USA issued $200.0 million aggregate principal amount of senior secured notes due 2018 (the "2018 Notes") to eligible purchasers in a private placement exempt from registration. The 2018 Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of Gastar USA's existing material subsidiaries, including Gastar Exploration New South Wales, Inc., Gastar Exploration Texas, Inc., Gastar Exploration Texas LP and Gastar Exploration Texas LLC, and certain future domestic subsidiaries. In connection with the sale of the 2018 Notes, Gastar USA amended and restated its secured revolving credit facility. Immediately prior to the effective time of the Merger, Gastar Delaware will guarantee all of Gastar USA's indebtedness (except for intercompany indebtedness) and Gastar USA's Preferred Stock.

On November 8, 2011, Gastar USA completed a registered offering of a second series of Gastar USA Preferred Stock and filed an Exchange Act registration statement on Form 8-A pursuant to which the second series of the Gastar USA Preferred Stock was registered under Section 12(b) of the Exchange Act.

On November 15, 2013, Gastar USA issued an additional $125.0 million aggregate principal amount of its 2018 Notes to eligible purchasers in a private placement exempt from registration.

*The Merger*

Gastar Delaware and Gastar USA are Delaware corporations. A vote of the stockholders of Gastar Delaware would not be required if Gastar Delaware were the survivor of the Merger. Due to operational considerations, however, Gastar Delaware will not be the surviving company after the Merger. Under the relevant provisions of the Delaware General Corporation Law ("DGCL"), the approval of holders of a majority of the outstanding Gastar Delaware common stock is required to approve the Merger. If the Merger was structured with Gastar Delaware as the surviving entity, the relief under Section 2(a)(3) discussed in this letter would not be necessary.

Gastar Delaware has two authorized classes of equity securities: common stock, $0.001 par value per share, and preferred stock, $0.01 par value per share. As of the date hereof Gastar Delaware has only one outstanding class of equity securities – its common stock. Gastar USA has two authorized classes of equity securities: common stock, without par value, and preferred stock, $0.01 par value per share.On October 25, 2013, Gastar USA amended its certificate of incorporation to establish a par value of its common stock of $0.001 par value per share and to provide for a number of authorized shares of common stock equal to the number of shares of common stock authorized for issuance by Gastar Delaware. As of the date hereof, Gastar USA has common stock and two series of preferred stock outstanding. The preferred stockholders of Gastar USA do not have a right to vote on the Merger.

As soon as practicable, Gastar Delaware intends to conduct a proxy solicitation in accordance with Regulation 14A for a Special Meeting of Stockholders (the "Special Meeting"). The proxy statement filed with the Commission in connection with the Special Meeting will contain all material information regarding the Merger. At the Special Meeting, Gastar Delaware will ask its common stockholders to adopt a merger agreement that provides for the merger of Gastar Delaware with and into Gastar USA, with Gastar USA surviving. In connection with the Merger, it is proposed that each issued and outstanding share of Gastar

Delaware common stock will be exchanged for one share of common stock of Gastar USA of equal par value and having effectively identical rights. If the Merger is approved by its stockholders, Gastar Delaware intends to complete the Merger as soon as practicable after the Special Meeting. The purpose of the Merger is to simplify the Company's corporate organization, eliminate costs associated with its current dual reporting structure (Gastar Delaware and Gastar USA) and reduce overhead expense. Attached as Annex A is a diagram illustrating the corporate structure of Gastar Delaware and its subsidiaries prior to the Merger and Gastar USA and its subsidiaries immediately following the Merger

Gastar Delaware is a holding company and has no independent operations other than small non-operating working interests in two gas wells located in Alberta, Canada from which it has received no revenue since January 1, 2012. On a consolidated basis, Gastar and its subsidiaries (before the Delaware Migration), Gastar Delaware and its subsidiaries (before the Merger) and Gastar USA and its subsidiaries (after the Merger) will comprise the same business and own the same assets. After the Merger, each stockholder of Gastar USA will have the same percentage ownership of the common stock of Gastar USA as such stockholder had of the common stock of Gastar Delaware prior to the Merger. The management of Gastar USA (after the Merger) will also be the same as that of Gastar Delaware (before the Merger) and Gastar (before the Delaware Migration), with the board of directors and officers that manage Gastar immediately prior to the Delaware Migration and Gastar Delaware immediately prior to the Merger serving as the board of directors and officers of Gastar USA immediately after the Merger. All employees of Gastar and its subsidiaries (before the Delaware Migration) and Gastar Delaware and its subsidiaries (before the Merger) will be employees of Gastar USA and its subsidiaries (after the Merger).

The rights of the holders of Gastar USA common stock immediately after the Merger will be effectively the same as the rights of the holders of Gastar Delaware common stock immediately prior to the Merger. The certificate of incorporation and bylaws of Gastar USA after the Merger will be effectively the same as the certificate of incorporation and bylaws of Gastar Delaware immediately prior to the Merger. The only changes between Gastar Delaware's pre-Merger certificate of incorporation and the certificate of incorporation for Gastar USA post-Merger will be Gastar USA's name, the date of original incorporation, the effective time of the charter amendment and the incorporation of the Certificate of Designation of Rights and Preferences of 8.625% Series A Cumulative Preferred Stock and the Certificate of Designation of Rights and Preferences of 10.75% Series B Cumulative Preferred Stock (collectively, the "Certificates of Designation")..

Gastar Delaware's guarantee of the Gastar USA Preferred Stock makes the preferred stock effectively similar to preferred stock issued by Gastar Delaware. The Gastar USA Preferred Stock is currently included in the equity of Gastar Delaware in its consolidated financial statements as it will be included in Gastar USA's equity following the completion of the Merger. After the Merger, the holders of Gastar Delaware common stock will become subject to the rights and privileges afforded to the holders of Gastar USA Preferred Stock by the Certificates of Designation. However, given that Gastar Delaware presently guarantees each of the series of Gastar USA Preferred Stock, we believe that neither the rights of the Gastar Delaware common stock holders nor the rights of the holders of either series of Gastar USA Preferred Stock will be adversely affected by the Merger.

Under the Certificates of Designation, holders of the two series of the Gastar USA Preferred Stock generally have limited voting rights, which entitle them to vote only if they will be materially adversely affected by a certain action. However, if Gastar USA defaults on its obligations to pay a quarterly dividend for four quarters, whether consecutive or non-consecutive, the holders of the two series Gastar USA Preferred Stock will collectively be entitled to elect two directors to the board of directors of Gastar USA. So long as dividends owing to the holders of either series of Gastar USA Preferred Stock have accrued but have not been paid, Gastar USA is prohibited from making or declaring dividends on the Gastar USA common stock.

We have been informed that, in the opinion of Gastar Delaware's tax advisors, for federal income tax purposes, the Merger is expected to be a tax-free reorganization and Gastar Delaware stockholders will not recognize any gain or loss as a result of the Merger. The Gastar Delaware common stock is listed on the NYSE MKT LLC. Subject to NYSE MKT LLC approval, we expect that the Gastar USA common stock will also be listed on the NYSE MKT LLC and continue to trade under the symbol "GST".

Each of Gastar and Gastar USA is currently subject to reporting under Section 13 of the Exchange Act, and Gastar and Gastar USA currently file combined Exchange Act reports. One Annual Report on Form 10-K is issued jointly by Gastar and Gastar USA. As described in the first page of this letter, Gastar Delaware has succeeded to the reporting obligations of Gastar Ltd. under the Exchange Act. Though the annual report contains separate financial statements for each company, it is the consolidated financial statements of Gastar and its subsidiaries that receive prominence and are the focus of the financial review. On a consolidated basis, the revenues, net income, total assets and total liabilities of Gastar Delaware pre-Merger will be substantially the same as the revenues, net income, total assets and total liabilities of Gastar USA after the Merger. As a result of the Merger, an investment in the shares of Gastar USA will be substantially identical to an investment in the shares of Gastar Delaware before the Merger. In addition, the business that will be described in Gastar USA's Exchange Act reports after the Merger will be identical to the business currently described in the combined reports of Gastar and Gastar USA.

*Registration Statements and Outstanding Securities*

Gastar currently maintains registration statements on Form S-8 (Registration Nos. 333-159882 and 333-182237) under the Securities Act for the LTIP. Gastar also currently maintains a registration statement on Form S-3 (Registration No. 333-174552-01) jointly filed with Gastar USA for the issuance of the Gastar USA Preferred Stock and guarantee of the same by Gastar. As described in the first page of this letter, Gastar Delaware has filed post-effective amendments to the Gastar Registration Statements that when effective will permit Gastar Delaware to succeed to the Gastar Registration Statements.

Gastar Delaware has no outstanding securities other than the Gastar Delaware common stock and the guarantees relating to the two series of Gastar USA Preferred Stock. Gastar USA has no outstanding securities other than the Gastar USA common stock, the two series of Gastar USA Preferred Stock and the 2018 Notes.

**Discussion**

1. *The Merger does not involve the offer and sale of a security under Section 2(a)(3) of the Securities Act.*

In our opinion, the Merger may be effected without registration under Section 5 of the Securities Act on the basis that there has been no offer and sale of a security under Section 2(a)(3) of the Securities Act. We believe our conclusion is supported by the fact that, on a consolidated basis, Gastar USA after the Merger will be effectively the same as Gastar Delaware prior to the Merger. In effect, the Merger is an internal company reorganization resulting in a non-substantive change in the form of ownership. We note that the Staff has granted relief similar to that requested in this letter in a number of comparable circumstances. *See generally, SAIC, Inc. (available April 27, 2012) ("SAIC"); GP Strategies Corporation (available October 4, 2011) ("GP Strategies"), Newmont Mining Corp. (available March 15, 2000) ("Newmont Mining I"); Newmont Mining Corp. (available April 27, 2000) ("Newmont Mining II"); Lexmark Int'l Group, Inc. (available March 14, 2000) ("Lexmark Int'l Group"); Union Carbide Corporation (available March 2, 1994) ("Union Carbide I"); and Union Carbide Corporation (available April 15, 1994) ("Union Carbide II").*

In each of the SAIC, GP Strategies, Newmont Mining I, Lexmark Int'l Group and Union Carbide I requests for no-action, a public company proposed to merge into its sole operating subsidiary for the purpose of eliminating a holding company structure. The holding company's business, fiscal year, capitalization, charter, bylaws, consolidated results of operations and financial position, directors, officers and employees remained the same. The transactions in substance represented purely an intra-corporate reorganization, as in Gastar Delaware's situation, and Gastar USA after the Merger will be identical to Gastar Delaware on a consolidated basis. In Union Carbide I, the Staff noted that such an intra-corporate reorganization seeks to simplify a company's organizational structure, which, in the Staff's view, distinguishes such a transaction from other reorganization transactions, such as the formation of a holding company. Gastar Delaware's proposed intra-corporate reorganization also seeks to simplify its organizational structure.

While the DGCL requires that the Gastar Delaware stockholders vote on the transaction, we do not believe that an "investment decision" is being made. We believe that the Merger is in substance an internal corporate reorganization. The Preliminary Note to Rule 145 states:

> The thrust of the Rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.

The Merger should cause even less concern than a change of domicile transaction permitted by Rule 145(a)(2) because the rights of Gastar Delaware's stockholders will be substantially the same after the Merger. There will be no change in the nature of the investment or any other change resulting in a new investment decision being made. As a result, we believe the Merger should be treated similar to a change of domicile transaction as defined in Rule 145(a)(2).

All material information regarding the Merger will be contained in Gastar Delaware's proxy statement in connection with the Special Meeting. From a disclosure standpoint, registration on Form S-4 under Rule 145 would not provide any additional disclosure to Gastar Delaware's stockholders because the proxy statement will contain the same information under Commission interpretations of Form S-4's information requirements for transactions solely between a registrant and one of its subsidiaries in similar transactions. *See*

*SAIC, supra; Newmont Mining I, supra; Lexmark Int'l Group, supra; and Union Carbide I, supra.*

2. *Rule 12g-3 and Rule 12b-2.*

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as Gastar USA's common stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) (such as the Gastar Delaware common stock) or Section 12(g), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. Rule 12b-2 notes that "[e]xcept for an acquisition of control of a shell company, the term [succession] does not include the acquisition of control of a business unless followed by the direct acquisition of its assets." Gastar Delaware does nothave any significant assets other than the Gastar USA common stock and intercompany receivables owed to it by Gastar USA, and Gastar USA will not be "acquiring" either of these assets because they disappear in the Merger. The consolidated assets and liabilities of Gastar USA immediately after the Merger, however, will be the same as those of Gastar Delaware immediately prior to the Merger. Similarly, the holders of Gastar Delaware common stock immediately prior to the Merger will be all of the holders of Gastar USA common stock immediately after the Merger. Thus, although the definition of "succession" does not explicitly contemplate the collapse of a "pure" holding company into its operating subsidiary, no-action positions taken in the past suggest that the Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. *See, e.g., SAIC, supra; GP Strategies, supra; GulfMark Offshore, Inc. (available January 11, 2010) ("GulfMark Offshore"); and Mentor Corporation (available September 26, 2008) ("Mentor Corporation").*

We note that upon consummation of the Merger, Gastar USA likely will not satisfy Rule 12g-3's requirement that all of the securities of the class deemed registered be held of record by at least 300 persons. We believe, however, that such noncompliance would not be inconsistent with the purposes of Rule 12g-3 and therefore should not preclude Gastar USA from relying on such rule. As noted in a number of previous no-action letters, Rule 12g-3's threshold of 300 holders of record presumably exists to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination set forth in Rule

12g-4 under the Exchange Act. *See, e.g., Pediatrix Medical Group, Inc. (available December 22, 2008)*; *and IPC Information Systems, Inc. (available May 20, 1999)*. At the time of the Merger, the Gastar Delaware common stock will be listed on the NYSE MKT LLC and it is intended that the Gastar USA common stock will be so listed following the Merger. Continued Exchange Act registration is essential to the listing of the Gastar USA common stock following the completion of the Merger, and there is no intention to terminate the successor entity's Exchange Act registration or reporting as a result of or in connection with the transaction in which its unregistered securities are to be issued. Accordingly, we believe that this requirement should not affect the application of Rule 12g-3 to the Merger.

In addition, the Staff has previously taken the position that a successor issuer would be a successor to the predecessor issuer's status as an accelerated filer under Rule 12b-2 of the Exchange Act. As such, because Gastar Delaware, as successor to Gastar Ltd., is an "accelerated filer" as defined by Rule 12b-2 of the Exchange Act, we believe Gastar USA should be treated as an accelerated filer.

Based on the foregoing, we respectfully request that the Staff concur with our opinion that, upon consummation of the Merger, the Gastar USA common stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur with our opinion that Gastar USA would be a "successor" to Gastar Delaware and will be deemed an accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

3. *Rule 414.*

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer for the purpose of changing its state of incorporation or its form of organization, the registration statement of the predecessor issuer will be deemed the registration statement of the successor issuer for the purpose of continuing the offering, provided that certain enumerated conditions are satisfied. It is our opinion that Gastar USA will become the successor registrant under the Exchange Act to Gastar Delaware following the Merger pursuant to Rule 12g-3 and the Gastar Registration Statements, as amended by post-effective amendment to reflect Gastar Delaware as successor to Gastar Ltd., should be deemed the corresponding registration statements of Gastar USA as the "successor issuer for the purpose of continuing the offerings" because the Merger will have the effect of changing Gastar Delaware's "form of organization" and substantially meets all other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied under the terms and provisions of the Merger, except for the technical satisfaction of paragraph (a) which requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. This technicality relating to paragraph (a) of Rule 414 is not a material difference and should not affect the application of Rule 414. As contemplated by Rule 414(d), Gastar USA will file amendments to the Gastar Delaware Registration Statements expressly adopting such registration statements as its own registration statements for all purposes under the Securities Act and the Exchange Act.

In a number of instances, the Staff has indicated that Rule 414 would be available even though a merger did not literally fall within the scope of the rule for failure to satisfy each of the conditions set forth therein. In *SAIC* and *Newmont Mining II*, the subsidiary into which SAIC, Inc. and Newmont Mining Corporation, respectively, merged also failed to satisfy paragraph (a) of Rule 414 because, prior to consummation of the proposed merger, the subsidiary was in fact the sole operating subsidiary and held substantial assets and liabilities. Nevertheless, the Staff agreed that, for purposes of Rule 414, the successor companies would constitute "successor issuers" to SAIC, Inc. and Newmont Mining Corporation, respectively, and may file post-effective amendments to the existing registration statements of SAIC, Inc. and Newmont Mining Corporation, respectively. *See also, GP Strategies, supra; and Mentor Corporation, supra.*

Based upon the foregoing, we respectfully request that the Staff confirm its agreement with our opinion that the Merger is consistent with the policy behind Rule 414 and allow the application of Rule 414 to Gastar USA as a successor registrant to Gastar Delaware for the purpose of continuing the offerings made.

4. *Rule 144.*

Rule 144 imposes requirements on sales of restricted securities and sales of securities by and for the accounts of the affiliates of an issuer. Rule 144(d)(1)(i) provides that holders of restricted securities of an issuer that has been subject to the reporting requirements of the Exchange Act for a period of at least 90 days immediately preceding the sale must wait a minimum of six months from the later of the date of acquisition of the securities from the issuer or an affiliate of the issuer. As discussed above, Gastar USA has been subject to the reporting requirements of Section 13 of the Exchange Act for more than 90 days and will, on a consolidated basis, have the same assets, liabilities, businesses, management and operations, as Gastar Delaware prior to the Merger.

Gastar currently has numerous shareholders holding restricted shares, many of whom have held such restricted shares for several years. Due to recent significant acquisitions and divestitures, as well as the planned corporate reorganization, the trading price of Gastar's common shares has increased from an all-time low of $0.70 on November 21, 2012 to a 52-week high of $5.11 on October 21, 2013. Holders of restricted shares seeking to take advantage of the increased trading price of Gastar's common shares have sought to sell their shares.

Under Rule 144(d)(3)(i), securities received in a "recapitalization" will be deemed, for the purpose of satisfying the holding period requirement of Rule 144(d)(1)(i) to have been acquired at the time the securities surrendered in the recapitalization were acquired. The Staff has previously granted no-action relief to an issuer relying on the "recapitalization" exception in the case of a merger of a holding company with and into its subsidiary where the following three criteria are satisfied: (i) no consideration may be paid by the shareholders for the securities received in the transaction other than the securities surrendered; (ii) all holders of the class of securities to be exchanged must be offered the opportunity to participate in the recapitalization; and (iii) there must be continuity of the economic risks of investment. *See United Knitting Acquisition Corp. (available October 29, 1993) ("United Knitting").* Receipt of stock in a subsidiary where the parent is collapsed into the subsidiary has not been considered by the Staff to change the economic risk of the investment. *See United Kitting.* Another factor previously considered by the Staff in connection with no-action relief under Rule 144(d)(3)(i) is whether the proportionate ownership of stock remains the same after the merger. *See BEI Med. Sys. Co., Inc. (available March 4, 1998); TV Answer, Inc. (available November 19, 1993).*

It is our opinion that both the Delaware Migration and the Merger satisfy each of the requirements previously considered by the Staff and as such each constitutes a "recapitalization" for the purposes of Rule 144(d)(3)(i). No consideration was paid by the Gastar Ltd. shareholders in connection with the Delaware Migration nor will any consideration be paid by the Gastar USA stockholders in connection with the Merger. All holders of Gastar Ltd. common shares participated in the Migration and all holders of Gastar Delaware common stock will participate in the Merger. Shares of Gastar Ltd. were exchanged solely for shares of Gastar Delaware in the Delaware Migration, and shares of Gastar Delaware will be exchanged solely for shares of Gastar USA in the Merger. In addition, there was no significant change in economic risk underlying the shares held by the Gastar Ltd. shareholders following the Delaware Migration, and there will be no significant change in economic risk underlying the shares to be held by the Gastar Delaware stockholders following the Merger.

Before the Merger, Gastar Delaware will hold no significant assets other than the common stock of Gastar USA. Immediately following the Merger, Gastar USA will have the same assets and liabilities as those of Gastar Delaware, on a consolidated basis, before the Merger. The proportionate ownership of common stock holders in Gastar Delaware will be unchanged after the Merger. The rights of the holders of Gastar USA common stock immediately after the Merger will be effectively the same as the rights of the holders of Gastar Delaware common stock immediately prior to the Merger. The same number of shares of Gastar Delaware common stock is outstanding as the number of shares of Gastar Ltd. common stock outstanding immediately prior to the Delaware Migration, and the same number of shares of Gastar USA common stock will be outstanding immediately following the Merger as the number of shares of Gastar Delaware common stock outstanding immediately prior to the Merger.

In addition, the Staff has previously granted no-action relief under circumstances nearly identical to the Merger. In *Agristar Inc.*, a British Columbia corporation was re-domiciled in Wyoming and then merged into its wholly-owned Delaware subsidiary. *Agristar Inc. (available February 6, 1990).* In its response, the Staff stated that the shareholders of the newly merged corporation could tack their holding periods from the redomiciled US corporation and, in turn, the original Canadian corporation. As a result, we believe that holders of Gastar USA restricted stock may take into account the period that they held Gastar Delaware or Gastar Ltd. restricted stock in determining whether they have complied with the holding period requirements of Rule 144(d)(1)(i).

For the same reasons, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by Gastar Delaware prior to the Merger and the average weekly reported volume of trading in Gastar Delaware common stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the Merger may be taken into account by holders of Gastar USA common stock in determining the applicable limitation on the amount of stock that may be sold in compliance with Rule 144(e)(1) and (2) following the Merger. Subject to approval from the NYSE MKT LLC, Gastar USA common stock will trade on the NYSE MKT LLC following the Merger under the same stock symbol "GST" and, therefore, the trading history of Gastar Delaware as reported on the NYSE MKT LLC will be indicative of Gastar USA's future trading volume because the trading market will be the same. The Staff has taken similar positions with respect to Rule 144 in the context of transactions similar to the Merger. *See SAIC, supra; GP Strategies, supra; and Mercer Int'l, supra.*

Based on the foregoing, we respectfully request the concurrence of the Staff with our opinion that the most recent report or statement published by Gastar Delaware prior to the Merger and the average weekly reported trading volume in Gastar Delaware common stock during the time periods specified in Rule 144(e)(1) may be taken into account in determining whether Gastar USA has complied with the limitation on the amount of Gastar USA common stock that may be sold pursuant to Rule 144(e) under the Securities Act. In addition, we respectfully request that the Staff confirm its agreement with our opinion that the time period in which holders of Gastar USA restricted stock previously held Gastar Ltd. or Gastar Delaware restricted stock may be taken into account for the purpose of determining compliance with the holding period requirement of Rule 144(d)(1)(i).

5. *Item 10 of Schedule 14A.*

Pursuant to the Merger, Gastar USA will assume and continue the LTIP without any modification, and each award of or option to purchase shares of Gastar Delaware common stock granted pursuant to the LTIP outstanding prior to the Merger will be converted into an award of or option to purchase the same number of shares of Gastar USA common stock following the Merger, with the same terms, rights and conditions as the corresponding Gastar Delaware award or option. The proxy statement for the Special Meeting will comply in all respects to the applicable provisions of Schedule 14A, and will include information on the effects of the Merger on the LTIP. As such, existing stockholders will be fully aware that there will be no amendments or modifications to such plans which will result from the Merger. The assumption by Gastar USA of the obligations of Gastar Delaware under the LTIP will not constitute the approval of a new compensation plan under which equity securities of Gastar USA will be authorized for issuance or the amendment or modification of an existing plan as there has been no change to the LTIP. Gastar USA's assumption of the obligations of Gastar Delaware under the LTIP is simply the conversion of existing rights and an assumption and continuation of the LTIP without amendment or modification. Accordingly, we are of the opinion that the actions to be taken with respect to the assumption by Gastar USA of the obligations of Gastar Delaware under the LTIP do not constitute actions which require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act. The Staff has taken similar positions with respect to Item 10 in the context of transactions similar to the Merger. *See SAIC, supra; GP Strategies, supra; Mercer Int'l, supra; and Nabors Industries, Inc. (available April 29, 2002).*

Based on the foregoing, we respectfully request the Staff's concurrence with our opinion that the actions to be taken with respect to the assumption by Gastar USA of the pre-Merger obligations of Gastar Delaware under the LTIP do not constitute actions that require the disclosure of information under Item 10 of Schedule 14A of the Exchange Act.

**Conclusion**

For the foregoing reasons, we respectfully request the Staff's concurrence with our views stated herein. If you have any questions concerning this matter or require further information, please do not hesitate to contact Jim Prince (email: jprince@velaw.com or phone: 713-758-3710) or Sarah Morgan (email: smorgan@velaw.com or phone: 713-758-2977) at Vinson & Elkins L.L.P. If it would be helpful, we would be pleased to meet with you in person to discuss the issues presented in this letter before a final decision is reached. Your earliest attention to this matter is greatly appreciated.

Very truly yours,



James M. Prince

cc: Vinson & Elkins L.L.P.
Sarah K. Morgan

Gastar Exploration, Inc. and Gastar Exploration USA, Inc.
J. Russell Porter
Michael A. Gerlich

V&E

## ANNEX A

### Pre-Merger



Gastar Exploration Inc.
(NYSE MKT: GST)
(a Delaware corporation and successor by continuance to Gastar Exploration Ltd., an Alberta corporation)
Guarantor of Gastar USA's 8.25% Series A Preferred Stock and 10.75% Series B Preferred Stock
Guarantor of Gastar USA $50.0 million revolving credit facility
Guarantor of Gastar USA's $325.0 million senior secured
Gastar Exploration USA, Inc.
(NYSE MKT: GST.PRA; GST.PRB)
(a Delaware corporation)
Issuer of 8.25% Series A Preferred Stock and 10.75% Series B Preferred Stock
Borrower under $50.0 million revolving credit facility
Issuer of $325.0 million senior secured notes
Operating Subsidiaries[1]
Guarantor of Gastar USA's $50.0 million revolving credit facility
Guarantor of Gastar USA's $325.0 million senior secured


[1] Gastar Exploration New South Wales, Inc., Gastar Exploration Texas, Inc., Gastar Exploration Texas LP and Gastar Exploration Texas LLC

V&E

## Post-Merger



Gastar Exploration USA, Inc.
(NYSE MKT: GST, GST.PRA; GST.PRB)
(a Delaware corporation)
Issuer of 8.25% Series A Preferred Stock and 10.75% Series B Preferred Stock
Borrower under $50.0 million revolving credit facility
Issuer of $325.0 million senior secured notes
Operating Subsidiaries[1]
Guarantor of Gastar USA's $50.0 million revolving credit facility
Guarantor of Gastar USA's $325.0 million senior secured


[1] Gastar Exploration New South Wales, Inc., Gastar Exploration Texas, Inc., Gastar Exploration Texas LP and Gastar Exploration Texas LLC